ETF Opportunities Trust
730 Stony Point Parkway, Suite 205
Richmond, Virginia 23235

January 29, 2026

VIA EDGAR FILING

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ETF Opportunities Trust: Request for withdraw of Form N-1A Filing (File No. 333-234544 and 811-23439)

Ladies and Gentlemen:

This Form AW, Amendment Withdrawal Request, is submitted pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), to withdraw a filing made under Rule 485(a) of the 1933 Act by ETF Opportunities Trust (the “Registrant”). The Registrant hereby requests you withdraw Post-Effective Amendment No. 235 to its Registration Statement filed with the Securities and Exchange Commission on March 10, 2025 (Accession No. 0001999371-25-002521) concerning the REX-OspreyTM MOVE ETF (the “Fund”).

This request includes all subsequent Post-Effective Amendments filed pursuant to Rule 485(b)(1)(iii) relating to the Fund.  No securities of the Fund have been sold in connection with the offering.

If you have any questions concerning this application for withdrawal, please contact John H. Lively of Practus, LLP, counsel for the Trust, at (913) 660-0778.
 Very truly yours,

_/s/ Karen M. Shupe_________________________________
Karen M. Shupe,
Treasurer and Principal Executive Officer